Alternus Clean Energy, Inc.

17 State Street, Suite 4000

New York, NY 10004

July 15, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Irene Barberena-Meissner

Re: Alternus Clean Energy, Inc.

Registration Statement on Form S-1

Filed January 27, 2025

File No. 333-284523 (the “Registration Statement”)

Request for Withdrawal of Registration Statement Pursuant to Rule 477

Dear Ms. Barbara-Meissner:

On behalf of Alternus Clean Energy, Inc. (the “Company”), we refer to the letter from the Division of Corporation Finance dated July 6, 2026 (the “Staff Letter”) regarding the Company’s Registration Statement on Form S-1, filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 27, 2025, File No. 333-284523 (the “Registration Statement”). The Staff Letter noted that the Registration Statement is more than nine months old and out of date, and requested that, within 30 days of the date of the Staff Letter, the Company either amend the Registration Statement to bring it into compliance with the Securities Act of 1933, as amended (the “Securities Act”), and the rules and forms thereunder, or file a request for withdrawal of the Registration Statement.

After careful consideration, the Company has determined not to proceed with the offering registered under the Registration Statement at this time. Accordingly, pursuant to Rule 477 under the Securities Act, the Company hereby respectfully requests that the Commission consent to the withdrawal of the Registration Statement, together with all pre-effective amendments thereto and exhibits filed therewith, effective as of the date of this letter.

No securities were sold, and no securities will be sold, pursuant to the Registration Statement.

The Company respectfully requests that the Commission issue an order pursuant to Rule 477 consenting to the withdrawal of the Registration Statement. The Company further respectfully requests written confirmation of such withdrawal order at the Staff’s earliest convenience.

If you have any questions regarding this request or require any additional information, please do not hesitate to contact the undersigned. We thank the Staff for its attention to this matter.

Very truly yours,

Alternus Clean Energy, Inc.

/s/ Vincent Browne
Vincent Browne
Chairman and Chief Executive Officer